Exhibit 99.148

APHRIA COMMENDS UK GOVERNMENT ON MEDICAL CANNABIS LEGALIZATION, FORMS ALLIANCE WITH NOTED NEUROLOGIST AND LEADING CANNABIS ADVOCATE PROFESSOR MICHAEL BARNES

The Company and Professor Barnes will collaborate on clinical trials to advance the applications of medical cannabis

Leamington, Ontario — October 16, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) commends the Government of the United Kingdom for its decision last week to legalize medical cannabis. The Company is pleased to also announce that is has formed an alliance with noted UK-based neurologist and rehabilitation physician Professor Michael Barnes MD FRCP, a leading voice on medical cannabis policy in Europe.

“I applaud the UK government for taking this step to legalize medical cannabis,” said Vic Neufeld, Chief Executive Officer of Aphria. “It’s great news for patients in need across the UK and represents another major milestone in the advancement of medical cannabis around the world. We are also thrilled to join forces with Professor Barnes, among the world’s most respected and influential advocates for medical cannabis.”

Professor Barnes is a celebrated authority on neurological rehabilitation in the UK and internationally. He has a long-standing interest and expertise in the use of cannabinoids for the management of spasticity and in other neurological conditions. He was involved with the development of GW Pharma’s Sativex and provided the final expert independent opinion to the UK government prior to license approval. His review of cannabis medical indications for the all-party parliamentary group on drug reform was highly influential in the UK Government’s decision to legalize cannabis for medicinal purposes.

“This is a tremendous moment for medical cannabis in the UK and its momentum towards continued acceptance and application around the world,” said Professor Barnes. “I have long been interested in the medical applications of cannabis, and I look forward to a fruitful collaboration with Aphria, one of the leading global cannabis companies, to further the exploration of medical cannabis through clinical examination.”

Professor Barnes is an honorary professor of neurological rehabilitation at the University of Newcastle, Founder President of the World Federation of Neurological Rehabilitation and Past President of the British Society of Rehabilitation Medicine. He has also served as chief executive of NHS organizations.

Aphria and Professor Barnes are collaborating on clinical studies of patients in the UK and Canada to advance the understanding of the application of medical cannabis to certain conditions and disease states.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.